THUNDER BRIDGE ACQUISITION II, LTD.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

July 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re: Thunder Bridge Acquisition II, LTD

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted May 29, 2019

CIK No. 0001769318

Dear Ms. Cvrkel:

Thunder Bridge Acquisition II, Ltd., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2019, regarding the Amendment No. 2 to Draft Registration Statement on Form S-1 filed on March 1, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 29, 2019

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

In response to the Staff’s comment, a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards, is included in the Registration Statement filed herewith.

U.S. Securities and Exchange Commission

July 17, 2019

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer

cc: Stuart Neuhauser, Esq.